UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington D.C. 20549


********************************************
                  In the Matter of                       FINAL
        Alliant Energy Corporation, et al.            CERTIFICATE
                                                      PURSUANT TO
                File No. 70-9323                        RULE 24

(Public Utility Holding Company Act of 1935)
********************************************

REPORT PERIOD
January 1, 2003 through June 30, 2003


     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself, Alliant Energy Resources, Inc. ("AER"), a wholly-owned subsidiary of AEC, Alliant Energy Investments, Inc. ("AEI"), a wholly-owned subsidiary of AER, and Heartland Properties, Inc. ("HPI"), a wholly-owned subsidiary of AEI, that during the period from January 1, 2003 through June 30, 2003 (the "Reporting Period"):

1. The consolidated balance sheet and statement of income for HPI's Low Income Housing Tax Credit Business ("LIHTC Business") as of the end of the Reporting Period were as set forth in Exhibit A.

2. The amount of revenues and any form of compensation received by HPI during the Reporting Period from any and all LIHTC property interests, directly or indirectly, owned or controlled by HPI were $419,647.

3. The name of each new partnership entered into during the Reporting Period is as follows:

        - Lincoln Ridge Limited Partnership
        - Summit House Associates, L.P.

     Copies of the corresponding partnership agreement for each partnership will be provided upon request.

4. The amounts of investment made by HPI during the Reporting Period in the LIHTC properties and cumulative comparisons of the $125 million authorized in the SEC's order dated July 19, 2002 are as set forth under Exhibit B.

5. The cumulative number of any and all LIHTC properties and any other investment position in any form of non-utility assets held by HPI at the end of the Reporting Period was 105.


6. In July 2003 (subsequent to the Report Period), AEI sold HPI to nonaffiliated parties thereby disposing of its LIHTC Business. The purchasers are not part of any federal or state public utility holding company system. Subsequent to the Report Period, but prior to the sale of HPI, additional investments required by previously existing commitments were made in four entities previously reported in response to Item No. 3 of this Certificate and one entity whose initial investment was made during the Report Period, and included in the sale. The filing of this Certificate and the sale of the LIHTC business concludes the required reporting under the SEC's order dated August 13, 1999 and Supplemental Order dated July 19, 2002.

Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File No., 70-9323, and in accordance with the terms and conditions of the SEC's order dated August 13, 1999, permitting said Application-Declaration to become effective.

                              S I G N A T U R E S

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.


                           ALLIANT ENERGY CORPORATION
                           ALLIANT ENERGY RESOURCES, INC.
                           ALLIANT ENERGY INVESTMENTS, INC.


                        By:     /s/ Thomas L Hanson
                            _________________________________
                            Name:   Thomas L. Hanson
                            Title:  Vice President-Treasurer



                           HEARTLAND PROPERTIES, INC.


                        By:     /s/ Ruth A Domack
                            _________________________________
                            Name:  Ruth A. Domack
                            Title:    President

                             DATED: August 14, 2003

                         Heartland Properties, Inc.               Exhibit A
                         Consolidated Balance Sheet            File No. 70-9323
                    Including Iowa and Minnesota Investments
                                ( LIHTC Business)
                                  June 30, 2003
                                 ** Unaudited **


                                     Assets

Cash and cash equivalents                                      $    4,369,080
Trade accounts receivable                                           2,881,153
Restricted cash - short-term                                        2,656,204
Loan to money pools                                                21,562,741
Other current assets:
         Short-term notes receivable                                   77,100
         Federal income tax receivable                                      -
         State income tax receivable                                   12,598
         Receivable from parent and affiliates                          1,013
         Receivable from other related parties                      1,017,464
         Other                                                        129,963
                                                             -------------------
           Total other current assets                               1,238,138
                                                             -------------------
         Total Current Assets                                      32,707,316
                                                             -------------------

Operating property and equipment                                      391,563
Rental property                                                   188,302,774
                                                             -------------------
         Total property                                           188,694,337
                                                             -------------------

Accumulated depreciation - operating property                        (314,138)
Accumulated depreciation - rental property                        (41,410,292)
                                                             -------------------
         Total accumulated depreciation                           (41,724,430)
                                                             -------------------
         Net Fixed Assets                                         146,969,907
                                                             -------------------

Net intangible assets                                               2,025,186

Long-term assets
         Restricted cash                                            5,981,881
         Due from related party                                     2,470,247
         Equity and other investments                               3,032,623
         Other                                                      1,351,562
                                                             -------------------
           Total long-term assets                                  12,836,313
                                                             -------------------
         TOTAL ASSETS                                          $  194,538,722
                                                             ===================

Note:Effective upon the decision to seek a buyer for the LIHTC Business these assets were reclassified as being held for sale and depreciation ceased. The sale of these assets was concluded in July 2003. See Alliant Energy's quarterly report on Form 10-Q for June 30, 2003 for further information on this transaction.

                         Heartland Properties, Inc.               Exhibit A
                        Consolidated Balance Sheet             File No. 70-9323
                    Including Iowa and Minnesota Investments
                                ( LIHTC Business)
                                  June 30, 2003
                                 ** Unaudited **


                      Liabilities and Shareholder's Equity

Line of credit borrowing                                       $            -
Payable to parent and affiliates                                    1,125,124
Current maturities of long-term debt                                2,075,981
Trade accounts payable                                                344,590
Accrued payroll and vacation                                           55,002
Accrued interest payable                                            1,028,142
Federal income taxes payable                                        6,360,804
Other current liabilities                                           6,010,460
                                                             -------------------
         Total Current Liabilities                                 17,000,103
                                                             -------------------

Mortgage notes payable on rental properties                       101,144,805
Long-term debt with related party                                   1,495,564
                                                             -------------------
         Total long-term debt                                     102,640,369
                                                             -------------------

Deferred income taxes                                               5,082,844
Other long-term liabilities                                         2,395,846
                                                             -------------------
         TOTAL LIABILITIES                                        127,119,162

Minority interest                                                     311,255
                                                             -------------------

Common stock                                                            1,000
Additional paid in capital                                         51,487,041
Syndication/stock issuance costs                                     (508,683)
                                                             -------------------
         Total common stock                                        50,979,358

Dividends paid                                                    (15,095,999)
Cumulative earnings                                                31,224,946
                                                             -------------------

         Total reinvested earnings                                 16,128,947
                                                             -------------------
         TOTAL STOCKHOLDERS' EQUITY                                67,108,305
                                                             -------------------
         TOTAL LIABILITIES AND EQUITY                          $  194,538,722
                                                             ===================


Note:Effective upon the decision to seek a buyer for the LIHTC Business these assets were reclassified as being held for sale and depreciation ceased. The sale of these assets was concluded in July 2003. See Alliant Energy's quarterly report on Form 10-Q for June 30, 2003 for further information on this transaction.

                         Heartland Properties, Inc.               Exhibit A
                         Consolidated Balance Sheet            File No. 70-9323
                    Including Iowa and Minnesota Investments
                                ( LIHTC Business)
                                  June 30, 2003
                                 ** Unaudited **



Professional services                                          $      150,645
Rental revenue                                                      9,965,509
                                                             -------------------
         Net revenue                                               10,116,154

Operating expenses
         Operating expenses                                         2,103,901
         Administrative and general expenses                        5,571,121
         Amortization                                                  73,038
         Taxes other than income                                    1,114,629
                                                             -------------------
           Total operating expenses                                 8,862,689
                                                             -------------------
Operating income                                                    1,253,465

Interest income (expense):
         Income                                                       282,033
         (Expense)                                                 (2,470,893)
                                                             -------------------
         Net interest (expense)                                    (2,188,860)

Equity losses in unconsolidated entities                              (91,473)
Other income (expense)                                             (1,697,965)
                                                             -------------------
         Total other income (expense)                              (1,789,438)


Pre-Tax Income (Loss)                                              (2,724,833)

Provision for (benefit of) income taxes:
Federal                                                              (463,121)
State                                                                 (12,598)
Tax Credits                                                        (3,087,399)
                                                             -------------------

         Total income tax (benefit)                                (3,563,118)
                                                             -------------------

Net Income (Loss) Before Minority Interest.                           838,285

Minority Interest Net (Income) Loss                                      (211)
                                                             -------------------
Net income                                                     $      838,496
                                                             ===================

Note:Effective upon the decision to seek a buyer for the LIHTC Business these assets were reclassified as being held for sale and depreciation ceased. The sale of these assets was concluded in July 2003. See Alliant Energy's quarterly report on Form 10-Q for June 30, 2003 for further information on this transaction.

Response to SEC request.
File No. 70-9323
Reporting period 01/01/03 through 06/30/03
(Including Supplemental Data  through 07/17/03)

Exhibit B

4.   The amounts of investment made by HPI during the Reporting
     Period in the LIHTC properties authorized under in the SEC's order dated August 13, 1999 as amended by the Supplemental Order dated July 19, 2002 are as follows:
     7/1/99 -- 12/31/99
     -------------------
     Fort Madison IHA Senior Housing Limited Partnership                    $     521,436
     Wagon Wheel Limited Partnership                                              864,756
     Fond du Lac Senior Housing Limited Partnership                                   200

     1/1/00 -- 6/30/00
     -------------------
     Pickerel Park Associates Limited Partnership                                 451,721
     Meadow Wood Associates of Carroll Phase II, Limited Partnership              578,505
     Fort Madison IHA II Senior Housing Limited Partnership                       473,700

     7/1/00 -- 12/31/00
     -------------------
     Fond du Lac Senior Housing Limited Partnership                               836,410
     Countryside of Clinton Associates Limited Partnership                        694,000
     Heartland Properties Equity Investment Fund I, a Wisconsin
          Limited Partnership*                                                 10,600,000
     Meadow Wood Associates of Carroll Phase II, Limited Partnership              231,362
     Pickerel Park Associates Limited Partnership                                 209,779

     1/1/01 -- 6/30/01
     -------------------
     Wagon Wheel Limited Partnership                                              201,635
     Fort Madison IHA Senior Housing Limited Partnership                          105,234
     Fort Madison IHA II Senior Housing Limited Partnership                       118,400
     Meadow Wood Associates of Carroll Phase II, Limited Partnership              347,043
     Richland Center WHA Limited Partnership                                      289,444
     Heartland-Wisconsin Rapids Timber Trails, LLC                              1,587,738
     Maquoketa IHA Senior Housing Limited Partnership                             618,709

     7/1/01 -- 12/31/01
     -------------------
     Fond du Lac Senior Housing Limited Partnership                                32,000
     Pickerel Park Associates Limited Partnership                                 586,500
     Countryside of Clinton Associates Limited Partnership                        277,560
     Knoxville IHA Senior Housing Limited Partnership                             570,769
     Apollo Tax Credit Fund-XVII Limited Partnership                              235,807
     Montello Senior Housing Limited Partnership                                   35,200
     MDI Limited Partnership #47                                                  631,617
     Heartland Properties Equity Investment Fund VII, L.L.C.**                  1,229,400
                                                                              -------------

             Carried forward                                                $  22,328,925
                                                                              -------------

Response to SEC request.
File No. 70-9323
Reporting period 01/01/03 through 06/30/03
(Including Supplemental Data  through 07/17/03)


                     Brought forward                                        $  22,328,925
                                                                              -------------
     1/1/02 -- 6/30/02
     -------------------
     Pickerel Park Associates Limited Partnership                                  75,000
     Countryside of Clinton Associates Limited Partnership                        416,340
     Richland Center WHA Limited Partnership                                       72,360
     Apollo Tax Credit Fund-XVII Limited Partnership                            2,010,775
     MDI Limited Partnership #47                                                  934,840
     Apollo Tax Credit Fund-XIX Limited Partnership                             2,771,011
     Decorah Woolen Mill Limited Partnership                                          200
     Keokuk Senior Housing Limited Partnership                                    580,575
     Carroll IHA Senior Housing Limited Partnership                               578,375
     Historic Park Street Senior Development Limited Partnership                  346,292

     7/1/02 -- 12/31/02
     -------------------
     Historic Park Street Senior Development Limited Partnership                  134,808
     VFH,LLLP                                                                      77,500
     Yahara River Apartments Limited Partnership                                      200
     Apollo Tax Credit Fund-XVII Limited Partnership                              195,818
     MDI Limited Partnership #47                                                1,303,653
     Van Allen, LP                                                                675,875

     1/1/03 -- 6/30/03
     -------------------
     Lincoln Ridge Limited Partnership                                            987,822
     Summit House Associates, L.P.                                                566,000
     Montello Senior Housing Limited Partnership                                  793,534
     Decorah Woolen Mill Limited Partnership                                    1,116,615
     Maquoketa IHA Senior Housing Limited Partnership                             154,652
     Carroll IHA Senior Housing Limited Partnership                               192,759
     VFH,LLLP                                                                     622,500
                                                                              -------------

          Totals through June 30, 2003                                         36,936,429

     7/1/03 -- 7/17/03
     -------------------
     Decorah Woolen Mill Limited Partnership                                       61,973
     Knoxville IHA Senior Housing Limited Partnership                             142,668
     Keokuk Senior Housing Limited Partnership                                    145,118
     Lincoln Ridge Limited Partnership                                            246,930
     Montello Senior Housing Limited Partnership                                   40,000
                                                                              -------------

          Totals through conclusion of AEC's investment in LIHTC            $  37,573,118
                                                                              =============


Notes to Exhibit B:

*Amounts invested in Heartland Properties Equity Investment Fund I were invested pursuant to Alliant Energy Corporation et al., Holding Company Act Release No. 27198 (July 10, 2000) (supplemental order).

** Amounts invested in Heartland Properties Equity Investment Fund VII, LLC were invested in an entity owned in part prior to the three-way merger creating Alliant Energy Energy Corporation.

The cumulative amount of investment made by HPI in the LIHTC properties authorized in the SEC's Order dated August 13, 1999 as amended by the Supplemental Order dated dated July 19, 2002 is $37,573,118 leaving a balance available for investment of $87,426,882.

On November 22, 2002 Alliant Energy Corporation reported on a Current Report on Form 8-K that as part of Alliant Energy's effort to narrow the number of business platforms and focus on core, utility-related businesses it would pursue the sale of, or other exit strategies for a number of non-regulated businesses, including the affordable housing business conducted by Heartland Properties. The sale was concluded in July 2003. See Alliant Energy's Quarterly Report on Form 10-Q for June 30, 2003 for further information on this transaction.